Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 30, 2009

Via EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Duane Reade Inc. and Duane Reade

Registration Statement on Form S-4 (File No. 333-162549)

Ladies and Gentlemen:

On behalf of our clients, Duane Reade Inc., a Delaware corporation (the “Company”), Duane Reade, a New York general partnership (“Duane Reade GP” and, together with the Company, the “Issuers”), the parent of the Company, Duane Reade Holdings, Inc., and certain subsidiaries of the Company named as guarantors in the Registration Statement referenced above (the “Guarantors”), we submit in electronic form for filing the following accompanying documents (i) Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) of the Issuers and the Guarantors, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2009 and (ii) a revised letter from the Issuers and the Guarantors in reliance on the Commission’s position in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Exxon Capital Letter”).

Amendment No. 1 and the revised Exxon Capital Letter reflect the responses of the Issuers to comments received from the Staff of the Commission (the “Staff”) in a letter from Bryan Pitko, dated October 26, 2009 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.

Duane Reade Inc. and Duane Reade

The Issuers have asked us to convey the following as their responses to the Staff:

Exxon Capital Letter

1.	We note that you are registering the exchange securities in reliance on our position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please revise your supplemental letter to include the following representation:

•	With respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer confirms that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Securities.

Response to Comment 1

We have revised the Exxon Capital letter to incorporate the Staff’s comments by adding a sentence to the last paragraph on the second page of the Exxon Capital Letter to that effect.

Form S-4

2.	Please revise the cover page of the prospectus to disclose the following:

•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

•

Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of new securities.

Response to Comment 2

We have revised the cover page of the prospectus to incorporate the disclosures indicated in the Staff’s comments.

* * * *

Duane Reade Inc. and Duane Reade

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3052 or Stanislav Grigoryev at (212) 373-3181.

Sincerely,

/s/ Lawrence G. Wee
Lawrence G. Wee, Esq.

cc:	Phillip A. Bradley, Esq.
Duane Reade Inc. and Duane Reade